PERIOD ENDING 12/21/2012

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549





13000324

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 07 2013

Washington, DC 20549

February 7, 2013

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 2/7/13


Shelley J. Dropkin
Citigroup Inc.
dropkins@citi.com


Re: Citigroup Inc.
Incoming letter dated December 21, 2012

Dear Ms. Dropkin:

This is in response to your letters dated December 21, 2012 and February 4, 2013 concerning the shareholder proposal submitted to Citigroup by Kenneth Steiner. We also have received a letter on the proponent's behalf dated February 4, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Citigroup Inc.
Incoming letter dated December 21, 2012

The proposal requests that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In addition, we are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Citigroup's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Citigroup has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Charles Lee
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

*** FISMA & OMB Memorandum M-07-16 ***

February 4, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Rule 14a-8 Proposal**
**Citigroup Inc. (C)**
**Executives to Retain Stock**
**Kenneth Steiner**

Ladies and Gentlemen:

This is in regard to the December 21, 2012 company request concerning this rule 14a-8 proposal.

This is to request that the Staff not consider the belated company February 4, 2013 letter and its outside opinion.

This belated February 4, 2013 letter is the equivalent of an entirely new no action request outside the deadline boundaries of rule 14a-8. There is no excuse for a $100 billion company waiting 3 months after the deadline for the proponent to submit a rule 14a-8 proposal, to then belatedly submit an outside opinion.

In the alternative this is to request that the Staff allow the proponent adequate time to respond to the company February 4, 2013 letter and its outside opinion that took 3-months to produce.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Shelley Dropkin <dropkins@citi.com>

Kenneth Steiner

**Shelley J. Dropkin**
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com


citi

February 4, 2013

**BY E-MAIL shareholderproposals@sec.gov**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

**Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner**

Dear Sir or Madam:

I write this letter regarding Citigroup Inc.'s (the "Company") December 21, 2012 no-action request to exclude a stockholder proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") from the Company's proxy materials for its 2013 annual meeting. The Proposal requests that the Personnel and Compensation Committee (the "Compensation Committee") "adopt a policy requiring that senior executives retain a significant percentage recommended to be 25% of shares acquired through equity pay programs until reaching normal retirement age." The requested policy would also "prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive."[1]

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1 The Proposal reads in its entirety as follows:

> Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.
>
> The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so

In its initial no-action request, the Company advised the Staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission that its stock retention policies were under review. This letter updates the Staff on the results of that review. The Company continues to believe the Proposal should be excluded from the Company's proxy materials under Rule 14a-8(i)(10), Rule 14a-8(i)(6), Rule 14a-8(i)(3) and Rule 14a-8(i)(8). As explained below, the Company also believes that the Proposal should be excluded from the Company's proxy materials under Rule 14a-8(i)(2) and Rule 14a-8(i)(1).

***The Company has substantially implemented the Proposal.*** The Company has long-standing policies that encourage stock ownership among its executives to help align executives' interests with the long-term interests of the Company's stockholders. As the Company previously advised the Staff, when it submitted its initial no-action request, the Company's stock retention policies were under review. The Company's Compensation Committee has recently completed this review and has reaffirmed and expanded the Company's Stock Ownership Commitment.

- ***The Stock Ownership Commitment.*** As disclosed in the Company's proxy statement for its 2012 annual meeting of stockholders, the Company adopted a Stock Ownership Commitment to encourage long-term stock ownership among its executives: "As part of [the Company's] stock ownership commitment, executive officers are generally required to retain at least 75% of the equity awarded to them as incentive compensation (other than cash equivalents and net of amounts required to pay taxes and exercise prices) as long as they are members of senior management." *Citigroup Inc., Schedule 14A*, at 16 (filed Mar. 8, 2012).[2] This same policy has been reaffirmed by the Compensation Committee in January 2013 and currently governs stock retention by executive officers. A substantially identical statement of this policy will be included in the Company's proxy materials for the 2013 annual meeting of stockholders.

- ***New, additional policy.*** As reaffirmed by the Compensation Committee, the Stock Ownership Commitment includes a new stock holding period that applies after an

---

as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

2 The Company monitors compliance with the Stock Ownership Commitment by requiring executive officers to give the Company prior notice of any proposed sale of Company stock, which enables the Company to confirm that, following such sale, the executive officer will continue to meet his or her commitment. The Company also monitors all accounts in which an executive holds shares of Company stock. In the event an executive officer fails to act in accordance with this policy commitment, the Company may take any otherwise lawful actions that it deems advisable. The Stock Ownership Commitment does not, however, purport to prevent any proposed sale from occurring. Similarly, the Stock Ownership Commitment would not affect the validity or effectiveness of any sale resulting in an executive officer's failure to continue to meet the Stock Ownership Commitment. Instead, the Company reserves the right to take remedial action against executive officers if they fail to act in accordance with the Stock Ownership Commitment. Because the Proposal merely asks for a "policy" and does not specify the nature of the commitment, the Company believes that its Stock Ownership Commitment implements the Proposal.

executive officer leaves the Company or is no longer an executive officer. Under this provision, an executive must retain 50% of the shares previously subject to the Stock Ownership Commitment for one year after ending executive officer status.[3]

- ***The Company's Corporate Governance Guidelines also affirm the Stock Ownership Commitment.*** The Company's Corporate Governance Guidelines affirm the Stock Ownership Commitment: "The Board and certain senior executives of the Company are subject to a Stock Ownership Commitment ("SOC"), which requires these individuals to maintain a minimum ownership level of Citigroup stock." *Citigroup Inc., Corporate Governance Guidelines*, at 4 (Dec. 12, 2012).

- ***The Company's anti-hedging policies.*** The Company's Corporate Governance Guidelines provide: "Directors and Executive Officers may not enter into hedging transactions in respect of the Company's common stock or other securities issued by the Company ("Citi Securities"), including securities granted by the Company to the Director or Executive Officer as part of his or her compensation and securities purchased or acquired by the Director or Executive Officer in a non-compensatory transaction." *Citigroup Inc., Corporate Governance Guidelines*, at 10 (Dec. 12, 2012). Similarly, the Company's Personal Trading Policy restricts directors, members of the Company's operating committee and certain other employees from engaging in hedging and similar transactions. *See Citigroup Inc., Schedule 14A*, at 16 (filed Mar. 8, 2012) (describing the Company's Personal Trading Policy). These guidelines and trading policies remain in full force and effect and have not been altered by the Board of Directors or the Compensation Committee.

Accordingly, all of the substantive features of the Proposal have already been implemented by the Company. Therefore, the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(10).

***The Company lacks the power and authority to implement the Proposal.*** The Proposal would require the Company to "prohibit hedging transactions" by senior executives. The Company has applied a plain meaning, dictionary definition to the word "prohibit" and reads the Proposal to ask the Company to *prevent* ex ante senior executives from engaging in a specified type of transaction (i.e., "hedging transactions") with third parties. The Company can take after-the-fact actions in the event that a senior executive engages in a hedging transaction. Similarly, the Company can (and has) adopted extensive reporting and other procedures to monitor compliance with its policies regarding hedging transactions. Plainly, however, the Company cannot prevent senior executives or any other third parties from engaging in hedging transactions, since arrangements to effectively hedge an executive's economic interests in the Company could be effected by private, third-party transactions that do not involve the Company. Thus, it is beyond the power and authority of the Company to implement the Proposal.

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[3] The Company provided a copy of the revised Stock Ownership Commitment to the Proponent and requested that he consider withdrawing the Proposal. The Proponent has declined to do so. A copy of the relevant correspondence is attached hereto.

***The Proposal, if implemented, would cause the Company to violate Delaware law.*** The Proposal calls for the Compensation Committee to adopt a policy requiring senior executives to "retain a significant percentage" (recommended to be "at least 25%" of shares acquired through "equity pay programs") until normal retirement age. As noted above, the Company has adopted a policy that implements the objectives of the Proposal. However, to the extent that the Proposal is asking for additional restrictions on stock held by senior executives, the Proposal would violate Delaware law. Such additional restrictions would represent newly imposed transfer restrictions on securities held by senior executives. Delaware law prohibits a corporation from imposing a new transfer restriction on securities already issued to a holder, unless the holder agrees to the restriction or votes in favor of it. The Proposal, however, calls for the Committee to adopt a policy "requiring" senior executives not to transfer securities already issued to them, whether or not they agree to or vote for such a restriction. The opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell LLP attached hereto (the "Legal Opinion") confirms the Company's conclusion that the Proposal would violate Delaware law if implemented, to the extent the Proposal asks for these types of restrictions.

The Staff has consistently concurred with the exclusion of proposals that would require a company's directors to violate state law and has consistently agreed that proposals requesting the imposition of new transfer restrictions on already issued shares of a corporation's stock may be excluded in reliance under Rule 14a-8(i)(2). *See, e.g., NiSource Inc.* (avail. Mar. 22, 2010) (concurring that a proposal requesting the imposition of new transfer restrictions on previously issued shares of stock of a Delaware corporation could be excluded under Rule 14a-8(i)(2)); *Citigroup Inc.* (avail. Feb. 18, 2009) (same). Like the proposals at issue in *NiSource* and *Citigroup*, to the extent the Proposal is asking the Board to impose new transfer restrictions on securities already issued to senior executives, the Proposal would violate Delaware law. Furthermore, as the Legal Opinion concludes, because the Proposal would, if implemented, cause the Company to violate Delaware law, (i) the Proposal is not a proper subject for stockholder action and may be excluded pursuant to Rule 14a-8(i)(1) and (ii) the Company would lack the power or authority to implement the Proposal and it may be excluded pursuant to Rule 14a-8(i)(6).

The Company continues to believe that the Proposal is excludable from its proxy materials for the reasons stated above and set forth in its December 21, 2012 submission. If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner
John Chevedden

**CORRESPONDENCE RELATED TO THE PROPOSAL**

Shelley J Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi com


citi

***VIA UPS***

January 29, 2013

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

This is to advise you that during Citi's January Board and Committee meetings, the Personnel and Compensation Committee considered the proposal submitted by you to Citigroup in October 2012 requesting that Citi adopt a policy providing that executives hold a significant amount of shares acquired through Citi's equity pay plans until normal retirement age. The Personnel and Compensation Committee approved a policy requiring a post termination holding period for shares acquired through Citi's compensation plans. The new stock holding period applies after the executive officer leaves the company or is no longer an executive officer. He or she must retain, for one year after ending executive officer status, 50% of the shares previously subject to the stock ownership commitment.

I would ask that you consider whether you would be willing, based on the adoption of the policy, to withdraw the proposal. For your convenience, I have attached a form of withdrawal letter that you could use to effect the withdrawal.

If you have any questions please feel free to contact me at 212 793 7396. If not, and if you intend to withdraw the Proposal, please fax the withdrawal to me at 212 793 7600.

Thank you for your attention to this matter.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Cc: John Chevedden (via email)

Enclosure

G:\425_Legal\Corp Governance\Annual Meeting\Annual Meeting 2013\Proposals\K. Steiner letter.doc

Shelley J Dropkin
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc.
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi com

WITHDRAWAL OF STOCKHOLDER PROPOSAL

In recognition of Citigroup's Personnel and Compensation Committee's decision to adopt a post termination holding period for senior executives and thereby address the concerns expressed in the stockholder proposal (the "Proposal") submitted by Kenneth Steiner ("Proponent") for the Company's 2013 annual meeting, the Proponent does hereby withdraw the Proposal.

________________________________
Kenneth Steiner

Dated: January __, 2013

**James, Sharon A [LEGL]**

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Wednesday, January 30, 2013 3:28 PM
**To:** Dropkin, Shelley J [LEGL]
**Subject:** Rule 14a-8 Proposal (C)

Dear Ms. Dropkin, It seems like an asymmetrical response to the shareholder proposal is being suggested.
Sincerely,
John Chevedden
cc: Kenneth Steiner

**James, Sharon A [LEGL]**

---

**From:** Dropkin, Shelley J [LEGL]
**Sent:** Wednesday, January 30, 2013 11:38 AM
**To:** *** FISMA & OMB Memorandum M-07-16 ***
**Subject:** RE: Rule 14a-8 Proposal (C)

Dear Mr. Chevedden:

Below is the Policy:

Executive officers are required to retain at least 75% of the equity awarded to them as incentive compensation (other than cash equivalents and net of amounts required to pay taxes and option exercise prices) as long as they are executive officers. In addition, a new stock holding period effective as of January 2013 applies after the executive officer leaves the company or is no longer an executive officer. He or she must retain, for one year after ending executive officer status, 50% of the shares previously subject to the stock ownership commitment.

Sincerely,

Shelley J. Dropkin

Shelley J. Dropkin
Managing Director
Deputy Corporate Secretary and
General Counsel, Corporate Governance
Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

212.793.7396 (p)
212.793.7600 (f)

**Please Note that as of November 16, our address is:**

**Citigroup Inc.**
**601 Lexington Avenue, 19th floor**
**New York, NY 10022**

**Email, phone number and fax number remain the same.**

---

**From:** *** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Wednesday, January 30, 2013 1:44 AM
**To:** Dropkin, Shelley J [LEGL]
**Subject:** Rule 14a-8 Proposal (C)

Dear Ms. Dropkin, Thank you for the message. Can a copy of the policy be forwarded. Another company recently forwarded a copy of their policy on this same topic.
Sincerely,
John Chevedden
cc: Kenneth Steiner

## OPINION OF MORRIS, NICHOLS, ARSHT & TUNNELL LLP

Morris, Nichols, Arsht & Tunnell LLP

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

February 1, 2013

Citigroup Inc.
601 Lexington Avenue, 19th floor
New York, NY 10022

**Re: Stockholder Proposal Submitted By Kenneth Steiner**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Citigroup Inc., a Delaware corporation (the "Company"), by Kenneth Steiner for inclusion in the Company's proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders. Specifically, you have requested our opinion whether the Proposal would, if implemented, cause the Company to violate Delaware law, or if it is a proper subject for action by stockholders under Delaware law. You have further asked our opinion whether the Company would lack the power or authority to implement the Proposal.

***I. The Proposal.***

The Proposal reads as follows:

> Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.
>
> The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and

> should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.[1]

## *II. Summary.*

We understand that the Company has adopted policies requiring its executive officers to retain at least 75% of the equity awarded to them as incentive compensation (other than cash equivalents and net of amounts required to pay taxes and option exercise prices) so long as they are executive officers.[2] The Company's policies therefore establish, as part of the employer-employee relationship between the Company and its executive officers, that executive officers must retain the types of equity interest in the Company that the Proposal asks for. To the extent the Proposal ventures beyond the Company's existing policies, to impose "share ownership requirements" directly on executive officers, we believe the Proposal would violate Delaware law if implemented. In the remainder of this opinion, we assume that the Proposal seeks to impose transfer restrictions on shares of Company stock held by the executive officers since, as noted above, the Proposal appears to have been implemented in every other material respect by the Company's stock retention policies.

Delaware law prohibits a corporation from imposing a new transfer restriction on securities already issued to a holder, unless the holder agrees to the restriction or votes in favor of it. The Proposal, however, calls for the Personnel and Compensation Committee (the "Committee") of the Board of Directors of the Company to adopt a policy "requiring" senior executives not to transfer securities already issued to them, whether or not they agree to or vote for such a restriction. It is therefore our opinion that the Proposal would require the Committee to adopt a policy that violates Delaware law and that the Proposal therefore would, if implemented, cause the Company to violate Delaware law. The basis for this opinion is set forth in Section III of this letter. Moreover, as discussed in Section IV of this letter, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is our opinion that the Proposal is not a proper subject for action by stockholders under Delaware law. Finally, as discussed in Section V of this letter, because the Proposal would, if implemented, cause the

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[1] A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

[2] The Company has also adopted policies to limit hedging and similar transactions by its senior executives. *Citigroup Inc., Corporate Governance Guidelines,* at 10 (Dec. 12, 2012) ("Directors and Executive Officers may not enter into hedging transactions in respect of the Company's common stock or other securities issued by the Company ("Citi Securities"), including securities granted by the Company to the Director or Executive Officer as part of his or her compensation and securities purchased or acquired by the Director or Executive Officer in a non-compensatory transaction."); *Citigroup Inc., Schedule 14A,* at 16 (filed Mar. 8, 2012) ("[The Company] has adopted a personal trading policy which limits trading by directors, members of the operating committee and certain other employees in [the Company's] stock and restricts these individuals from engaging in hedging, derivative or other transactions that have an economically similar effect that would undermine the incentives created by the stock ownership commitment and deferred stock compensation structures.").

Company to violate Delaware law, the Company would lack the power or authority to implement the Proposal.

*III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.*

The Proposal calls for the Committee to adopt a policy requiring senior executives to retain—and therefore not transfer—a "significant percentage" (recommended to be "at least 25%") of the shares they have acquired through "equity pay programs" until "normal retirement age." Unless the Proposal is referring to the types of policies already implemented by the Company, the Proposal would apply to shares currently held by senior executives and would restrict transfer of such shares until the officer reaches "normal retirement age." Because such shares have already been issued, and because they were issued without being subject to the restriction called for by the Proposal, that restriction cannot be unilaterally imposed now. This result is dictated by Section 202(b) of the Delaware General Corporation Law (the "DGCL"), which provides that no such restriction is valid and binding without the consent of the holder to be bound (as evidenced by such holder's agreement to, or vote in favor of, the restriction).

Turning first to the "equity pay programs" under which the shares were issued, that term presumably refers to the Company's current 2009 Stock Incentive Plan, as amended and restated effective Apr. 17, 2012 (the "Plan"), pursuant to which the Company has authority to issue stock options, restricted stock, stock appreciation rights and other stock based awards to employees, officers and directors (the "Awards"). The Company makes the Awards pursuant to various award agreements (the "Award Agreements") to which the Company and individual employees receiving Awards become bound when Awards are made.

The terms of the Plan and the Award Agreements are extensive, but it is clear that once common stock of the Company (the "Common Stock") is issued to an employee, then upon lapse of *contractually agreed upon* transfer restrictions pertaining to an Award under the Plan and Award Agreements, those shares are freely transferable.[3] The Proposal, by contrast, would impose new "share ownership requirements" on such shares by requiring senior executives to

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[3] The only transfer restriction contained in the Plan is a requirement that generally an Award may not be transferred until all the shares underlying the Award have been issued and all vesting periods have been satisfied. Plan, § 12. In addition, the Form of Citigroup Equity or Deferred Cash Award Agreement (effective November 1, 2010) (which you have advised us and, for the purposes of our opinion, we have assumed the Company uses in connection with making Awards) imposes a single restriction on the transfer of shares underlying an Award: Section 4 of the Appendix of this Form of Award Agreement provides that except in certain circumstances relating to an officer's disability, death or termination in which the officer satisfies certain age and service requirements, "shares acquired upon an Option exercise during the term of [an officer's] employment may not be sold or otherwise transferred until [two years] from the date of exercise." We recognize that Section 7 of the Appendix of this Form of Award Agreement also provides that generally an "Award may not be sold, pledged, hypothecated, assigned, margined or otherwise transferred." This provision only addresses the transfer of *Awards*. It is not a restriction upon the transfer of previously issued, freely transferable shares underlying Awards.

hold a "significant percentage" of their shares "until reaching normal retirement age," without regard to whether such shares are already freely transferable.

Although the Proposal provides an exception for implementation if the policy would violate the "Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect," such an exception is too narrow to save the Proposal under Delaware law. The exception to the Proposal is too narrow because it does not take into account the shares of Common Stock that have already been issued pursuant to the Plan that are now freely transferable, such that the Proposal violates Delaware law whether or not it violates the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Such a newly imposed restriction on already issued shares is not permitted by the DGCL. Specifically, Section 202(b) of the DGCL regulates the manner in which "a restriction on the transfer" of "securities"—i.e., transfer restrictions—may be imposed. Section 202(b) expressly prohibits transfer restrictions that bind already issued securities without the consent of the security holder, stating in pertinent part:

> A restriction on the transfer... of securities of a corporation... may be imposed by the certificate of incorporation or by the bylaws or by an agreement among any number of security holders or among such holders and the corporation. *No restrictions so imposed shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction.*

8 *Del. C.* §202(b) (emphasis added). Thus, Section 202(b) provides that a board of directors may not impose transfer restrictions on securities issued prior to the adoption of the transfer restriction without the consent of the holders of the securities, either in the form of an agreement or a vote in favor of the restriction. *See Joseph E. Seagram & Sons, Inc. v. Conoco, Inc.*, 519 F. Supp. 506, 513 (D. Del. 1981) (stating that a board of directors cannot "unilaterally... impose stock transfer restrictions, which might be of significant economic consequence, on existing shares without the consent of the corporation's shareholders"); *Williams v. Geier*, 1987 WL 11285, at *4 (Del. Ch. May 20, 1987) (stating that "§202(b)... prohibits restrictions on the transfer or registration of securities without the consent of the holders thereof"); 1 R. Franklin Balotti & Jesse A. Finkelstein, *Delaware Law of Corporations & Business Organizations*, §6.6 (3d Ed. 1998, supplemented 12/12) (stating that Section 202(b) "provides that the holders of securities outstanding at the time a restriction is imposed are not bound by the restriction unless they assent to it"); 1 Edward P. Welch, Andrew J. Turezyn & Robert S. Saunders, *Folk on the Delaware General Corporation Law*, § 202.6 (5th Ed. 2007, 2012-3 supplement) ("A restriction, however imposed, is not retroactive in effect except as to consenting security holders, that is, those who are parties to an agreement or who voted in favor of a restriction..."); *see also DiLoreto v. Tiber Holding Corp.*, 1999 WL 1261450, at *6 (Del. Ch. June 29, 1999) ("The purpose of §202 is to protect a shareholder's

investment from diminishment through post-purchase restrictions placed on the shareholder's shares by the corporation or its other shareholders. (Otherwise, others might circumscribe the shareholder's ability to transfer his or her shares, reducing the investment's liquidity and value.)") (parentheses in original); *cf. Harlamert v. World Finer Foods, Inc.*, 494 F. Supp. 2d 681 (S.D. Ohio 2006) (applying Delaware law and refusing to enforce retroactively a transfer restriction without evidence that the stockholder consented thereto).

The restriction on transfer of shares that have already been issued to senior executives pursuant to the Plan and the Award Agreements as called for in the Proposal clearly comes within the purview of Section 202(b). The restriction is a transfer restriction under Section 202(b) because it would impose a new limitation on the alienability of shares held by the Company's senior executives. *See Moran v. Household Int'l, Inc.*, 490 A.2d 1059, 1079 (Del. Ch. 1985), *rev'd on other grounds*, *Tooley v. Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031 (Del. 2004) (characterizing "transfer restrictions" under Section 202 as limitations on the trading, negotiability, and free transferability of securities); *see also Williams v. Geier*, 1987 WL 11285, at *4 (citing favorably the characterization of transfer restrictions in *Moran*). In addition, because the Proposal applies to *any* shares held by a senior executive, including those awarded to a senior executive prior to the adoption of the transfer restriction it calls for, the Proposal applies to "securities issued prior to the adoption of the restriction" under Section 202(b).[4]

It is our opinion that, for the foregoing reasons, the Proposal calls for the Committee to take an action that would violate Section 202(b) and that the Proposal therefore would, if implemented, cause the Company to violate Delaware law. That is, the Proposal calls for the Committee to adopt a policy "*requiring* that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age" (emphasis added). Section 202(b) provides that directors may not validly impose such a transfer restriction[5] on securities already issued to a holder, without obtaining either an agreement from

---

[4] The shares are clearly "securities" under Section 202(b). *See Joseph E. Seagram & Sons, Inc.*, 519 F. Supp. at 512 (indicating that the term "securities" as used in Section 202(b) includes "capital shares"); *RFE Capital Partners, L.P. v. Weskar, Inc.*, 652 A.2d 1093, 1095 (Del. Super. Ct. 1994) (same); Ernest L. Folk, III, *The Delaware General Corporation Law: A Commentary and Analysis*, at 197 (1972) (explaining, from the vantage point of a leading drafter of the DGCL, that the term "security" includes "stock").

[5] As discussed above, we understand that the Company's policies are part of a "Stock Ownership Commitment" under which executive officers must retain a specified percentage of stock. The Company monitors compliance with this commitment by requiring executive officers to give the Company prior notice of any proposed sale of Company stock, which enables the Company to confirm that, following such sale, the executive officer will continue to meet his or her commitment. The Company also monitors all accounts in which an executive holds shares of Company stock. You have also advised us that in the event an executive officer fails to act in accordance with this policy commitment, the Company may take any otherwise lawful actions that it deems advisable. The Stock Ownership Commitment does not, however, purport to prevent any proposed sale from occurring. Similarly, you have advised us that the Stock Ownership Commitment would not affect the validity or effectiveness of any sale resulting in an executive officer's failure to continue to meet the Stock Ownership Commitment. Instead, the Company reserves the right to take remedial action against executive officers if they

Continued . . .

the holder with respect to the transfer restriction or the holder's vote in favor of the transfer restriction. The Proposal, however, calls for the Committee to adopt a policy "requiring" senior executives to submit to a transfer restriction on securities already issued to them, irrespective of whether the senior executives enter into an agreement with respect to the transfer restriction or vote in favor of the transfer restriction. Because the Proposal calls for the Committee to adopt a policy that would violate Section 202(b), the Proposal would, if implemented, cause the Company to violate Delaware law.[6]

---

(Continued . . .)

fail to act in accordance with the Stock Ownership Commitment. Accordingly, we do not believe that a court would conclude that the Stock Ownership Commitment requires that shares not be transferred, in contrast to the Proposal, which clearly provides for a "restriction on transfer" within the meaning of Section 202 of the DGCL.

[6] Several provisions of the Plan state that Awards are subject to "terms," "conditions," "restrictions," or "limitations" determined by the Committee, usually in the Committee's "sole discretion." *See* Section 7(a) (". . . Awards of Nonqualified Stock Options shall be subject to the terms, conditions, restrictions, and limitations determined by the Committee, in its sole discretion, from time to time."); Section 7(a)(i) ("The terms and conditions of any ISOs granted hereunder shall be subject to . . . the terms, conditions, limitations and administrative procedures established by the Committee, from time to time in accordance with the Plan."); Section 7(a)(iv) ("The shares issued in connection with the Option exercise may be subject to such conditions and restrictions as the Committee may determine, from time to time."); Section 7(b) (". . . Awards of SARs shall be subject to the terms, conditions, restrictions and limitations determined by the Committee, in its sole discretion, from time to time"); Section 7(c)(i) (". . . Stock Awards shall be subject to such terms, conditions, restrictions and limitations as the Committee may determine to be applicable to such Stock Awards, in its sole discretion, from time to time."). It could be argued that these provisions grant the Committee the latitude to impose the transfer restriction called for in the Proposal. However, we understand that these provisions were not intended to allow the Committee to impose additional transfer restrictions on shares underlying Awards (1) after an Award is made but before an Award is exercised or (2) after an Award is exercised. The Proposal calls for the Committee to do both.

In addition, Section 4(a) of the Plan, headed "Committee Authority," grants the Committee authority, among other things, to "cancel or modify outstanding Awards." It could be argued that this provision enables the Committee to implement the new transfer restriction called for in the Proposal. This provision, however, only gives the Committee *authority* to cancel or modify outstanding Awards. Such a grant of general authority does not mean that once the Committee enters into a contract (the Award Agreements), binding the Company and employees to particular terms and restrictions, the Committee may violate or alter those contractual terms and restrictions. Indeed, Section 21(a) of the Plan provides that "no termination, suspension or amendment of the Plan or any Award shall adversely affect the right of any [officer] with respect to any Award theretofore granted, as determined by the Committee, without such [officer's] written consent." This provision would bar the type of unilateral amendment called for by the Proposal. Furthermore, even if Section 4(a) could be said to give the Committee authority to impose the transfer restriction called for in the Proposal because the Committee can modify outstanding Awards, the Committee may only modify *Awards* under Section 4(a), not the previously issued, freely transferable shares underlying Awards.

### *IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.*

Because the Proposal, if implemented, would cause the Company to violate Delaware law, we believe that the Proposal is also not a proper subject for stockholder action under Delaware law.

### *V. The Company Would Lack The Power Or Authority To Implement The Proposal.*

Because the Proposal, if implemented, would cause the Company to violate Delaware law, we believe that the Company would lack the power or authority to implement the Proposal.

* * *

***VI. Conclusion.***

For the foregoing reasons, it is our opinion that (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for action by stockholders under Delaware law and (iii) the Company would lack the power or authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

6975725

**Shelley J. Dropkin**
Managing Director
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Citigroup Inc
601 Lexington Avenue
19th Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



December 21, 2012

**BY E-MAIL: shareholderproposals@sec.gov**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

**Re: Stockholder Proposal to Citigroup Inc. from Kenneth Steiner**

Dear Sir or Madam:

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), attached hereto for filing is a copy of the stockholder proposal and supporting statement (together, the "Proposal") submitted by Kenneth Steiner (the "Proponent") for inclusion in the proxy statement and form of proxy (together, the "2013 Proxy Materials") to be furnished to stockholders by Citigroup Inc. (the "Company") in connection with its 2013 annual meeting of stockholders. The Proponent has requested to the Company that all future communications be directed to Mr. John Chevedden. Mr. Chevedden's telephone number and e-mail address, as stated in the Proponent's request, are (310) 371-7872 and olmsted7p@earthlink.net, respectively.

Also attached for filing is a copy of a statement of explanation outlining the reasons the Company believes that it may exclude the Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(6), Rule 14a-8(i)(3) and Rule 14a-8(i)(8).

By copy of this letter and the attached material, the Company is notifying the Proponent of its intention to exclude the Proposal from its 2013 Proxy Materials.

The Company is filing this letter with the U.S. Securities and Exchange Commission (the "Commission") not less than 80 calendar days before it intends to file its 2013 Proxy Materials.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Commission confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

If you have any comments or questions concerning this matter, please contact me at (212) 793-7396.

Very truly yours,



Shelley J. Dropkin

Deputy Corporate Secretary and
General Counsel, Corporate Governance

cc: Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

## ENCLOSURE 1

## THE PROPOSAL AND RELATED CORRESPONDENCE (IF ANY)

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael E. O'Neill
Chairman of the Board
Citigroup Inc. (C)
399 Park Ave
New York NY 10043
Phone: 212 559-1000

Dear Mr. O'Neill,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Rohan Weerasinghe
Corporate Secretary
Shelley Dropkin <dropkins@citi.com>
Deputy Corporate Secretary
FX: 212-793-7600
FX: 212-793-0814
Paula F. Jones <jonesp@citigroup.com>
Senior Attorney

[C: Rule 14a-8 Proposal, November 7, 2012]

**Proposal 4* – Executives To Retain Significant Stock**

Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.

The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded our company to "D" with "High Governance Risk." Also "High Concern" for Executive Pay – $14 million for our suddenly former CEO Vikram Pandit. GMI said equity pay for our highest paid executives should have performance requirements to be aligned with shareholder interests. Plus our market-priced stock options could give rewards due to a rising market alone, regardless of the performance of our highest paid executives. Diana Taylor and William Thompson received our highest negative votes and nonetheless controlled 67% of our executive pay and nomination committees. The other person on our nomination committee was Judith Rodin who brings valuable experience from the 2011 AMR bankruptcy.

Shareholder support for 2012 shareholder proposals would have been higher had our directors refrained from making it easier to vote against shareholder proposals than to vote for them.

Our management said we were already entitled to act by written consent to the fullest extent permitted by Delaware law in *Citigroup Inc.*, (January 27, 2011). If our company's problems persist this may be of interest. The shareholders of Wet Seal (WTSLA) successfully used written consent to replace certain underperforming directors in October 2012.

Please encourage our board to respond positively to this proposal to protect shareholder value:

**Executives To Retain Significant Stock – Proposal 4.***

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

**Shelley J. Dropkin**
Deputy Corporate Secretary
and General Counsel
Corporate Governance

Citigroup Inc
425 Park Avenue
2nd Floor
New York, NY 10022

T 212 793 7396
F 212 793 7600
dropkins@citi.com



*VIA UPS*

November 8, 2012

Mr. Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

Citigroup Inc. acknowledges receipt of your stockholder proposal for submission to Citigroup stockholders at the Annual Meeting in April 2013.

Please note that you are required to provide Citigroup with a written statement from the record holder of your securities (usually a bank or broker) that you have held Citigroup stock continuously for at least one year as of the date you submitted your proposal. This statement must be provided within 14 days of receipt of this notice, in accordance with the rules and regulations of the Securities and Exchange Commission.

Sincerely,



Shelley J. Dropkin
Deputy Corporate Secretary
and General Counsel,
Corporate Governance

Cc: John Chevedden (via email)



November 13, 2012

| Post-it® Fax Note | 7671 | Date 11-14-12 | # of pages ▶ |
|---|---|---|---|
| To Shelly Dropkin | | From John Chevedden | |
| Co./Dept. | | Co. | |
| Phone # | | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 212-793-0814 | | Fax # | |


Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***


Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 2,308 shares of C – Citigroup Inc., 1,800 shares of AEE – Ameren Corp., 220 shares of AMP – Ameriprise Finl., 700 shares of JNJ – Johnson & Johnson, 5,700 shares of GE – General Electric Co.. and 1,640 shares of PFE – Pfizer Inc. in the TD Ameritrade Clearing, Inc. DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,


Kayla Derr
Resource Specialist
TD Ameritrade

## ENCLOSURE 2

## STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

The Proposal calls for a policy "requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age." The Proposal recommends that this policy specify "a share retention percentage requirement of 25% of such shares" The requested policy would also "prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive."[1]

The Company believes that it may exclude the Proposal from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(10), Rule 14a-8(i)(6), Rule 14a-8(i)(8) and Rule 14a-8(i)(3).

**THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.**

The Company agrees that encouraging stock ownership among its executives helps to align executives' interests with the long-term interests of the Company's stockholders. Consistent with this view, the Company has long encouraged and, to the extent it is able, required significant stock ownership among its top executives. The Company currently generally requires executive officers to retain at least 75% of the equity awarded to them as incentive compensation (other than cash equivalents and net of amounts required to pay taxes and exercise prices) as long as they are members of senior management. Furthermore, the Company's Corporate Governance Guidelines provide that directors and executive officers may not enter into hedging transactions with respect to the Company's stock. Similarly, the Company has already adopted a Personal Trading Policy that restricts directors, members of the Company's operating committee and certain other employees from engaging in hedging and similar transactions. Accordingly, the Company believes it may exclude the Proposal from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(10).

---

1 The Proposal reads in its entirety as follows:

> Resolved: Shareholders request that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the committee adopt a share retention percentage requirement of 25% of such shares.
>
> The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

The Proposal and the full supporting statement are attached hereto.

The Company notes that its stock retention policies are currently under review. The Company anticipates completing this review in January 2013 and, upon doing so, will promptly notify the Staff of any changes to those policies that are relevant in any manner to this no-action request.

Rule 14a-8(i)(10) permits an issuer to exclude a proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See SEC Release No. 34-12598* (July 7, 1976). However, Rule 14a-8(i)(10) does not require exact correspondence between the actions sought by a proponent and the issuer's actions in order to exclude a proposal. *SEC Release No. 34-20091* (Aug. 16, 1983). Rather, the Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably" with those requested under the proposal, and not on the exact means of implementation. *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, the Rule requires only that a company's prior actions satisfactorily address the underlying concerns of the proposal and its essential objective.[2]

The Staff has consistently taken the position that proposals requiring that senior executives retain a specified amount of their equity compensation may be excluded under Rule 14a-8(i)(10) where the company has already adopted a similar policy. For example, recently the Staff concurred that AT&T had substantially implemented a proposal requesting "a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until one-year following the termination of their employment." *AT&T Inc.* (avail. Jan. 10, 2012). The company argued, and the Staff agreed, that the company could exclude the proposal from its proxy materials in reliance on Rule 14a-8(i)(10) in light of a policy recently adopted by the company. *Id.*; *see also ExxonMobil Corp.* (avail. Mar. 21, 2012) (concurring that a company had substantially implemented a proposal relating to executive share retention through a committee policy).

As disclosed in the Company's 2012 proxy materials, as part of the Company's efforts to encourage long-term stock ownership among its officers, the Company currently imposes a stock ownership commitment that generally requires executive officers to "retain at least 75% of the equity awarded to them as incentive compensation . . . as long as they are members of senior management."[3] This policy is affirmed by the Company's Corporate

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2 *See, e.g., ConAgra Foods, Inc.* (avail. Jul. 3, 2006) (recognizing that the board of directors substantially implemented a request for a sustainability report because such a report is already published on the company's website); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring in the exclusion of a proposal to verify the "employment legitimacy of all current and future U.S. employees" in light of the company's substantial implementation through adherence to federal regulations).

3 Citigroup Inc., Schedule 14A, at 16 (filed Mar. 8, 2012) ("As part of [the Company's] stock ownership commitment, executive officers are generally required to retain at least 75% of the equity awarded to them as incentive compensation (other than cash equivalents and net of amounts required to pay taxes and exercise prices) as long as they are members of senior management. Directors are similarly required to retain at least 75% of the net equity awarded to them.").

Governance Guidelines (a copy of which is attached hereto as Enclosure 3)[4] and the Company's Personnel and Compensation Committee makes awards of options and stock that include vesting and other restrictions that implement this policy in practice. Supporting the stock ownership commitment, the Company's Corporate Governance Guidelines provide that directors and executive officers may not enter into hedging transactions with respect to the Company's common stock or other securities.[5] Similarly, the Company also has a Personal Trading Policy that restricts directors, members of the Company's operating committee and certain other employees from engaging in any hedging and other similar transactions that would undermine the incentives created by the Company's stock ownership commitment and deferred stock compensation structures.[6] In addition, Section 16 of the Securities Exchange Act of 1934 ("Section 16") buttresses these anti-hedging policies by prohibiting executive officers from "shorting" the Company's stock.[7]

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The Company notes that the Proposal states that executives should be required to retain shares "until reaching normal retirement age" as "defined by the Company's qualified retirement plan that has the largest number of plan participants." Recently, the Staff read a nearly identical proposal as only applying to current, and not to former, senior executives. In *Abbott Laboratories* (avail. Feb. 9, 2012), the proposal requested a policy "requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age." The company argued that the proposal could be interpreted in multiple ways because, among other reasons, it was unclear whether the share retention requirement would continue to apply to a senior executive who had left the company before reaching retirement age and that the proposal should therefore be excluded under Rule 14a-8(i)(3). The proponent of that proposal, in response to the company's arguments, explained that the proposal's "plain language" stated that it "would only apply to senior executives." The Staff agreed with the proponent's reading of the *Abbott Laboratories* proposal as only applying to currently employed senior executives and did not concur that the company could exclude the proposal under Rule 14a-8(i)(3).

4 Citigroup Inc., Corporate Governance Guidelines, at 4 (Dec. 12, 2012) ("The Board and certain senior executives of the Company are subject to a Stock Ownership Commitment ("SOC"), which requires these individuals to maintain a minimum ownership level of Citigroup stock. The Board may revise the terms of the SOC from time to time to reflect legal and business developments warranting a change. The terms of the current SOC will be reported in the proxy statement for the Company's Annual Meeting. Exceptions to the SOC may include estate-planning transactions and certain other circumstances.").

5 Citigroup Inc., Corporate Governance Guidelines, at 10 (Dec. 12, 2012) ("Directors and Executive Officers may not enter into hedging transactions in respect of the Company's common stock or other securities issued by the Company ("Citi Securities"), including securities granted by the Company to the Director or Executive Officer as part of his or her compensation and securities purchased or acquired by the Director or Executive Officer in a non-compensatory transaction. Hedges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the hedge be eliminated.").

6 Citigroup Inc., Schedule 14A, at 16 (filed Mar. 8, 2012) ("[The Company] has adopted a personal trading policy which limits trading by directors, members of the operating committee and certain other employees in [the Company's] stock and restricts these individuals from engaging in hedging, derivative or other transactions that have an economically similar effect that would undermine the incentives created by the stock ownership commitment and deferred stock compensation structures.").

7 15 U.S.C. § 78p (c) ("It shall be unlawful for any . . . officer, directly or indirectly, to sell any equity security of such issuer (other than an exempted security), if the person selling the security or his principal (1) does not own the security sold, or (2) if owning the security, does not deliver it against such sale within

The Company has compliance procedures in place to monitor compliance with the stock ownership commitment. Before selling any shares of the Company's stock, its executive officers must give the Company's General Counsel prior notice of such sale. The Company's legal department then reviews that officer's current ownership level to confirm that after the proposed sale, the executive will continue to meet the stock ownership commitment.[8] The Company also monitors all accounts in which any Company employee holds Company stock, enabling the Company to confirm whether any officer is currently in compliance with the stock ownership commitment.

Consistent with the Company's history as a leader in encouraging long-term stock ownership among senior executives, equity incentive awards are also subject to a vesting schedule (and remain subject to that vesting schedule even if an executive's employment is terminated) of up to four years further aligning executive's interests with long-term value.[9] Similarly, awards to senior executives are subject to clawbacks under certain circumstances ensuring that senior executives are incentivized to focus on the long-term interests of stockholders and to discourage excessive risk taking that might harm the Company's long-term interests.[10] Plainly, all the material terms of the Proposal—i.e., a 25% share retention requirement applicable to senior executives and an anti-hedging policy—have been substantially implemented by these Company policies. If fact, the Company's current policies go above and beyond the action requested by the Proposal (a) by imposing a higher share retention threshold on executive officers than is suggested by the Proposal (75%, or three times the 25% level suggested by the Proposal), which (b) runs longer than the holding period included in the Proposal (i.e., until retirement compared to until the earlier of retirement or "normal retirement age") and (c) by taking the additional steps of imposing vesting schedules and subjecting executives to potential clawbacks. In light of this well-developed policy, as in *AT&T* and *ExxonMobil*, the Company has implemented all material aspects of the Proposal.

The Company believes that it has substantially implemented the Proposal. Accordingly, the Company may exclude the Proposal under Rule 14a-8(i)(10).[11]

---

twenty days thereafter, or does not within five days after such sale deposit it in the mails or other usual channels of transportation."); *see* 17 C.F.R. § 240.16a-1(f) (defining "officer" for purposes of Section 16).

8 This process is supported by Section 16's reporting requirements, which generally require executive officers to publicly disclose any transaction in the Company's stock within two business days of any such transaction. 15 U.S.C. § 78p (a).

9 Citigroup Inc., Schedule 14A, at 44 (filed Mar. 8, 2012).

10 Citigroup Inc., Schedule 14A, at 44 (filed Mar. 8, 2012).

11 As noted above, the Company's stock retention policies are currently under review. The Company anticipates completing this review in January 2013 and, upon completing this review, will promptly notify the Staff of any changes to those policies that are relevant in any manner to this no-action request.

**THE COMPANY LACKS THE POWER AND AUTHORITY TO IMPLEMENT THE PROPOSAL.**

As discussed above, the Company has already taken all actions that are within its power to implement the Proposal. To the extent the Proposal is asking for actions beyond the steps that the Company has already taken, it may also be excluded pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement it.

The Proposal would require the Company to "prohibit hedging transactions" by senior executives. Applying a common sense, dictionary definition to the word "prohibit," the Company reads the Proposal to ask the Company to *prevent* senior executives from engaging in a specified type of transaction (i.e., "hedging transactions") with third parties.[12] This plain English reading of the Proposal is consistent with precedent in which the Staff has recognized that proposals asking a company to "prohibit" a third party from engaging in certain actions may be excluded in reliance on Rule 14a-8(i)(6) because the company would lack the power to implement such a proposal.[13] The Company can, of course, take after-the-fact actions in the event that a senior executive engages in a hedging transaction. Similarly, the Company can (and has) put in place reporting and other procedures to monitor compliance with its policies regarding hedging transactions. Plainly, however, the Company cannot prevent senior executives or any other third parties from engaging in hedging transactions, since arrangements to effectively hedge an executive's economic interests in the Company could be effected by private, third-party transactions that do not involve the Company. Thus, it is beyond the power and authority of the Company to implement the Proposal.[14]

Exclusion of a proposal under Rule 14a-8(i)(6) "may be justified where implementing a proposal would require intervening actions by independent third parties." *See SEC Release No. 34-40018* (May 21, 1998). The Staff has previously concurred that proposals requiring a company to prevent a third party from taking certain actions may be excluded in reliance on Rule 14a-8(i)(6). For example, in a well-known line of precedent, the Staff has concurred that it is beyond the power and authority of a company to ensure that directors meet certain criteria at all times where the proposal does not provide a mechanism to cure a violation of those criteria. In *Allegheny Technologies Incorporated* (avail. Mar. 1, 2010), the proposal requested a policy "prohibiting any current or former chief executive officer ("CEO") of another publicly-traded company from serving on the Compensation Committee of the Board." The company argued that it lacked the authority to implement the proposal because it could not ensure that members of the compensation committee would satisfy the proposal's prohibition at all times by refusing an offer to serve as chief executive officer of a publicly-traded company.

12 *See* Webster's New World Dictionary (3d College Edition 1988) (defining "prohibit" as, *inter alia*, "[t]o prevent"); Black's Law Dictionary (8th ed. 2004) (same).

13 *See, e.g., Allegheny Technologies Incorporated* (avail. Mar. 1, 2010) (concurring that a company lacked the power to implement a proposal that requested the company to adopt a policy "prohibiting" directors from engaging in specified conduct).

14 As noted above, to the extent that it is able, the Company believes that it has fully implemented the Proposal's request for a policy "prohibiting" hedging transactions through the Corporate Governance Guidelines and the Company's Personal Trading Policy.

*Allegheny Technologies Incorporated* (avail. Mar. 1, 2010). As the company in *Allegheny* argued, such decisions are within the control of each individual director, not the company. The Staff agreed that the proposal could be excluded in reliance on Rule 14a-8(i)(6) and stated that "it does not appear to be within the power of the board of directors to ensure that each member of the compensation committee meets the requested criteria at all times and the proposal does not provide the board with an opportunity or mechanism to cure a violation of the criteria requested in the proposal." *Id.*; *see also Staff Legal Bulletin No. 14C* (June 28, 2005) (stating that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal").[15]

Similar to the proposal at issue in the *Allegheny* letter, the decision whether to engage in a hedging transaction lies within the discretion of each individual officer and the Company, as a third party to such a transaction, has no power to prevent such a transaction from transpiring. Furthermore, like the proposals relating to director independence that the Staff has explained are excludable in *Staff Legal Bulletin No. 14C*, the Proposal would impose a requirement that would be automatically violated by the actions of third parties outside of the Company's control, but without providing a mechanism for the Company to cure such a violation. Because the Proposal would require the Company to prevent senior executives from taking particular actions without providing the Company with the opportunity or cure a violation of that requirement, the Company lacks the power and authority to implement the Proposal and may exclude it pursuant to Rule 14a-8(i)(6).[16]

**THE PROPOSAL MAY BE EXCLUDED BECAUSE IT IS VAGUE AND MISLEADING.**

***The Proposal is misleading.*** The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal is misleading and vague.[17] The Proposal's supporting statement

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15 *See also, e.g., eBay Inc.* (avail. Mar. 26, 2008) (concurring that a proposal prohibiting the sale of dogs and cats on a website which the company did not control could be excluded under Rule 14a-8(i)(6)); *NSTAR* (avail. Dec. 19, 2007) (concurring that a company lacked the power to implement a proposal because, *inter alia*, the company could not ensure that its chairman lived outside of a certain geographic area at all times where the proposal did not include a mechanism to cure violations of that policy); *The Southern Co.* (avail. Feb. 23, 1995) (concurring that a company lacked the power to implement a proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector).

16 The Company notes that at least three prior proposals relating to share retention requirements for executives specified that the policy "should prohibit hedging techniques that offset the risk of losses to executives." *See JPMorgan Chase & Co.* (avail. Mar. 9, 2009); *Citigroup Inc.* (avail. Feb. 18, 2009); *NVR Inc.* (avail. Feb. 17, 2009). In each instance, the Staff concurred that the proposal could be excluded because it would require the company to impose transfer restrictions on already issued shares, but provided the proponent an opportunity to revise the proposal to provide that it would only apply to equity compensation issued in the future. None of these companies advanced, and the Staff was therefore not presented with an opportunity to consider, the Company's argument that it lacks the power and authority to implement the Proposal because it cannot prevent hedging transactions from occurring. Accordingly, these prior letters do not control whether the Proposal may be excluded the Proposal under Rule 14a-8(i)(6).

17 Rule 14a-8(i)(3) permits the exclusion of a proposal if it violates any of the Commission's rules, including Rule 14a-9, which prohibits statements in proxies or certain other communications that, in light of the

states that "Shareholder support for 2012 shareholder proposals would have been higher had our directors refrained from making it easier to vote against shareholder proposals than to vote for them." Although the precise meaning of this phrase is far from clear, the Proponent plainly means to misleadingly imply that the Company takes affirmative action to interfere with the stockholder's voting rights. The Company, of course, recognizes the primacy of the stockholder franchise as foundational to good corporate governance. Consistent with this principle, the Company has not taken (nor would it take) any actions that could fairly be characterized as "making it easier to vote against shareholder proposals than to vote for them." The Company welcomes input from its stockholders, both through the electoral process, through extensive outreach and engagement, and through other channels, and has always attempted to facilitate voting by its stockholders. The Proponent, through a disquieting allegation, plainly intends to provoke his fellow stockholders into voting for the Proposal.

***The Proposal is vague.*** The Company may also exclude the Proposal because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[18] The Staff has concurred that proposals may be excluded when particular key phrases in the proposal are not sufficiently explained. *See The Boeing Co.* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite).[19] Like the situation presented by the *Boeing* letter, the Proposal fails to define a key term making it unclear how the Proposal would operate if it were implemented.

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circumstances, are "false and misleading with respect to any material fact." *See* 17 C.F.R. § 240.14a-8(i)(3) (permitting exclusion of a proposal if it is "contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials"); 17 C.F.R. § 240.14a-9 ("No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.").

18 *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). *See Bank of America Corp.* (avail. Feb. 22, 2010) *and Citigroup Inc.* (avail. Feb. 22, 2010) (both permitting exclusion of "vague and indefinite" proposals that called for establishment of a committee to review issues of "US economic security"); *Bank of America Corp.* (avail. Feb. 25, 2008) (permitting exclusion of a vague proposal regarding a moratorium on certain financing and investment activities); *Alcoa Inc.* (avail. Dec. 24, 2002) (permitting exclusion, on vagueness grounds, of a proposal requesting that a company commit to "full implementation of these human rights standards" without specifically identifying the standards).

19 *See also PetSmart, Inc.* (avail. Apr. 12, 2010) (concurring that a proposal was vague and indefinite because it did not "sufficiently explain the meaning of 'the law'"); *Amazon.com, Inc.* (avail. Apr. 7, 2010) (concurring that a proposal was vague and indefinite because "it is not clear what 'rights' the proposal intends to regulate").

The Proposal requests a share retention policy that would apply to "shares acquired through equity pay programs." Neither the Proposal, nor its supporting statement, clarifies whether this policy should apply to Company stock received by a senior executive under all equity compensation plans, or only under equity compensation plans that are limited to executives. The Company currently has several equity compensation plans in effect some of which are limited to senior executives, while others are generally open to all employees.[20] Accordingly, neither the Company nor its stockholders can determine whether, if implemented, the Proposal's share retention requirement would apply to shares awarded to senior executives under equity compensation plans that are applicable to all employees. *See Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring that a proposal could be excluded in reliance under Rule 14a-8(i)(3) where, among other items, the proposal offered no guidance as to the definition of "senior management incentive program").

For the foregoing reasons, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is misleading and vague.

**THE PROPOSAL QUESTIONS THE COMPETENCE, BUSINESS JUDGMENT AND CHARACTER OF THE DIRECTORS AND COULD AFFECT THE OUTCOME OF A DIRECTOR ELECTION.**

Rule 14a-8(i)(8) permits a company to exclude a proposal if, among other reasons, the proposal "[q]uestions the competence, business judgment, or character of one or more nominees or directors . . . or [c]ould affect the outcome of the upcoming election of directors."[21] The fundamental policy underlying Rule 14a-8(i)(8) "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns . . . since other proxy rules, including Rule 14a-11 [the predecessor of Rule 14a-12], are applicable thereto." *SEC Release No. 34-12598* (July 7, 1976).

When presented with facially neutral proposals, the Staff has consistently read a proposal and its supporting statement together in order to evaluate the intent of the proponent. *See Rite Aid Corporation* (avail. Apr. 1, 2011) (concurring that a facially neutral proposal could be excluded under Rule 14a-8(i)(8) where the supporting statement criticized the business judgment and competence of certain directors); *Exxon Mobil Corporation* (Mar. 20, 2002)

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[20] *E.g., compare* Citigroup 2009 Stock Incentive Plan (as amended and restated effective Apr. 17, 2012), attached as Exhibit 10.1 to Citigroup Inc., Form 8-K (filed Apr. 20, 2012) (authorizing the Personnel and Compensation Committee to grant equity awards any employee of the Company) *with* Citigroup Inc. 2011 Key Employee Profit Sharing Plan, attached as Exhibit 10.01 to Citigroup Inc., Form 10-Q for the Quarterly Period ended Mar. 31, 2011 (filed May 5, 2011) (authorizing the Personnel and Compensation Committee to grant equity awards only to "senior or other key employee[s] of the Company").

[21] *See also SEC Release No. 34-56914* (Dec. 6, 2007) ("[A] proposal relates to 'an election for membership on the company's board of directors or analogous governing body' and, as such, is subject to exclusion under Rule 14a-8(i)(8) if it could have the effect of . . . questioning the competence or business judgment of one or more directors . . . ."); *SEC Release 34-62764* (Aug. 25, 2010) (stating that a company would be permitted to exclude a proposal pursuant to Rule 14a-8(i)(8) if it "[q]uestions the competence, business judgment, or character of one or more nominees or directors . . . or [o]therwise could affect the outcome of the upcoming election of directors").

(concurring that a proposal was excludable under Rule 14a-8(i)(8) where the proposal, together with the supporting statement, questioned the judgment of the chairman of the board, who planned to stand for re-election); *Black & Decker Corp.* (avail. Jan. 21, 1997) (concurring that a proposal to separate the position of chairman and CEO could be excluded in reliance on Rule 14a-8(i)(8) where the supporting statement questioned the business judgment, competence and service of the CEO standing for re-election).

Like these facially neutral proposals, when read together with its supporting statement, it is clear that the Proposal is an attempt to influence director elections. Specifically, the Proposal notes that the stockholders have the right to act by written consent in lieu of a meeting under Delaware law. The Proposal then alludes to unidentified "problems" at the Company and notes that recently the shareholders of another company "successfully used written consent to replace certain underperforming directors."[22] Rather than focus on the subject matter of his proposal and advancing an argument in support of that proposal, the Proponent has instead opted to impugn the competence and business judgment of the Company's directors by referring to vague "problems" at the Company and insinuating that the Company's directors are "underperforming." The supporting statement plainly implies that, because of unspecified "problems" at the Company, the Company's stockholders should consider removing directors. The only purpose for making these type of otherwise irrelevant, unsubstantiated accusations is to influence director elections outside of the confines of the applicable proxy rules. Rule 14a-8(i)(8) was adopted for the express purpose of preventing precisely this type of end-run of those rules that are designed to ensure the integrity of director elections.

Accordingly, because the Proposal questions the competence, business judgment, or character of the directors and could also affect the outcome of the upcoming director election, it may be excluded pursuant to Rule 14a-8(i)(8).

**CONCLUSION**

For the foregoing reasons, the Company believes the Proposal may be excluded pursuant to Rules 14a-8(i)(10), 14a-8(i)(6), 14a-8(i)(3) and Rule 14a-8(i)(8) and respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2013 Proxy Materials.

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22 In addition to being an attempt to influence director elections, this portion of the supporting statement is irrelevant to the Proposal's underlying subject matter. Accordingly, if the Staff does not concur that the Company can exclude the Proposal from its 2013 Proxy Materials, this paragraph should be excluded under Rule 14a-8(i)(3) because it could lead to confusion among the stockholders regarding the subject matter of the proposal that they are being asked to vote on.

# ENCLOSURE 3

# CORPORATE GOVERNANCE GUIDELINES

**CITIGROUP INC.**
**CORPORATE GOVERNANCE GUIDELINES**
As of December 12, 2012

**Corporate Governance Mission**

Citigroup Inc. (the "Company") aspires to the highest standards of corporate governance and ethical conduct: doing what we say; reporting results with accuracy and transparency; and maintaining full compliance with the laws, rules and regulations that govern the Company's businesses.

**Board of Directors**

The Board of Directors' primary responsibility is to provide effective governance over the Company's affairs for the benefit of its stockholders, and to consider the interests of its diverse constituencies around the world, including its customers, employees, suppliers and local communities. In all actions taken by the Board, the Directors are expected to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, Directors may rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.

**Number and Selection of Board Members**

The Board has the authority under the by-laws to set the number of Directors, which should be in the range of 13 to 19, with the flexibility to increase the number of members in order to accommodate the availability of an outstanding candidate or the Board's changing needs and circumstances. Candidates for the Board are recommended to the Board of Directors by the Nomination, Governance and Public Affairs Committee in accordance with the qualifications approved by the Board and set forth below, taking into consideration the overall composition and diversity of the Board and areas of expertise that new Board members might be able to offer. Directors are elected by the stockholders at each Annual Meeting by majority vote (other than in contested elections), to serve for a one-year term, which expires on the date of the next Annual Meeting. Between Annual Meetings, the Board may elect additional Directors to serve until the next Annual Meeting. The Nomination, Governance and Public Affairs Committee nominates annually one of the members of the Board to serve as Chairman of the Board.

**Confidential Voting Policy**

It is the Company's policy that every stockholder shall have the right to require the Company to keep his or her vote confidential, whether submitted by proxy, ballot, Internet voting, telephone voting or otherwise. If a stockholder elects, in connection with any decision to be voted on by stockholders at any Annual or Special Meeting, to keep his or her vote confidential, such vote shall be kept permanently confidential and shall not be disclosed to the Company, to its affiliates, Directors, officers and employees or to any third parties except: (a) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company, (b) in case of a contested proxy solicitation, (c) if a stockholder makes a written comment on the proxy card or otherwise communicates his or her vote to management, or (d) to allow the independent inspectors of election to certify the results of the vote. Employee stockholders in the Citigroup Common Stock Fund under the 401(k) plan or one of the Company's retirement, savings or employee stock ownership plans already enjoy confidential treatment as required by law and, without the need for any action on their parts, will continue to vote their shares confidentially.

**Director Independence**

At least two-thirds of the members of the Board should be independent. The Board has adopted the Director Independence Standards set forth in the attached Exhibit "A" to assist the Board in making the independence determination. The Director Independence Standards are intended to comply with the New York Stock Exchange ("NYSE") corporate governance rules and all other applicable laws, rules and regulations regarding director independence in effect from time to time. A Director shall qualify as independent for purposes of service on the Board of the Company and its Committees if the Board has determined that the Director has no material relationship with the Company, as defined in the Director Independence Standards.

**Qualifications for Director Candidates**

One of the Board's most important responsibilities is identifying, evaluating and selecting candidates for the Board of Directors. The Nomination, Governance and Public Affairs Committee reviews the qualifications of potential director candidates and makes recommendations to the whole Board. The factors considered by the Committee and the Board in its review of potential candidates include:

- Whether the candidate has exhibited behavior that indicates he or she is committed to the highest ethical standards.

- Whether the candidate has had business, governmental, non-profit or professional experience at the Chairman, Chief Executive Officer, Chief

Operating Officer or equivalent policy-making and operational level of a large organization with significant international activities that indicates that the candidate will be able to make a meaningful and immediate contribution to the Board's discussion of and decision-making on the array of complex issues facing a large financial services business that operates on a global scale.

- Whether the candidate has special skills, expertise and background that would complement the attributes of the existing Directors, taking into consideration the diverse communities and geographies in which the Company operates.

- Whether the candidate has the financial expertise required to provide effective oversight of a diversified financial services business that operates on a global scale.

- Whether the candidate has achieved prominence in his or her business, governmental or professional activities, and has built a reputation that demonstrates the ability to make the kind of important and sensitive judgments that the Board is called upon to make.

- Whether the candidate will effectively, consistently and appropriately take into account and balance the legitimate interests and concerns of all of the Company's stockholders and our other stakeholders in reaching decisions, rather than advancing the interests of a particular constituency.

- Whether the candidate possesses a willingness to challenge management while working constructively as part of a team in an environment of collegiality and trust.

- Whether the candidate will be able to devote sufficient time and energy to the performance of his or her duties as a Director.

Application of these factors involves the exercise of judgment by the Board.

**Lead Director**

Unless the Chairman of the Board is an independent Director, the Board shall appoint a Lead Director whose responsibilities shall include: (i) presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors; (ii) serving as liaison between the Executive Chairman and the independent Directors; (iii) approving information sent to the Board; (iv) approving meeting agendas for the Board; (v) approving meeting schedules to assure that there is sufficient time for discussion of all agenda items; (vi) having the authority to call meetings of the independent

Directors; and (vii) if requested by major shareholders, ensuring that he or she is available for consultation and direct communication.

Any Lead Director appointed by the Board must satisfy the Director Independence Standards set forth in Exhibit A and the rules of the New York Stock Exchange.

**Additional Board Service**

The number of other public company boards on which a Director may serve shall be subject to a case-by-case review by the Nomination, Governance and Public Affairs Committee, in order to ensure that each Director is able to devote sufficient time to perform his or her duties as a Director.

Members of the Audit Committee may not serve on more than three public company audit committees, including the Audit Committee of the Company.

**Interlocking Directorates**

No inside Director or Executive Officer of Citigroup shall serve as a director of a company where a Citigroup outside Director is an Executive Officer.

**Stock Ownership Commitment**

The Board and certain senior executives of the Company are subject to a Stock Ownership Commitment ("SOC"), which requires these individuals to maintain a minimum ownership level of Citigroup stock. The Board may revise the terms of the SOC from time to time to reflect legal and business developments warranting a change. The terms of the current SOC will be reported in the proxy statement for the Company's Annual Meeting. Exceptions to the SOC may include estate-planning transactions and certain other circumstances.

**Retirement from the Board/Term Limits**

Directors may serve on the Board until the Annual Meeting of the Company next following their 72nd birthday, and may not be reelected after reaching age 72, unless this requirement has been waived by the Board for a valid reason. The Company has not adopted term limits for Directors.

**Change in Status or Responsibilities**

If a Director has a substantial change in professional responsibilities, occupation or business association he or she should notify the Nomination, Governance and Public Affairs Committee and offer his or her resignation from the Board. The Nomination, Governance and Public Affairs Committee will evaluate the facts and circumstances and make a recommendation to the Board whether to accept the resignation or request that the Director continue to serve on the Board.

If a Director assumes a significant role in a not-for-profit entity he or she should notify the Nomination, Governance and Public Affairs Committee.

**Board Committees**

The standing committees of the Board are the Executive Committee, the Audit Committee, the Personnel and Compensation Committee, the Nomination, Governance and Public Affairs Committee and the Risk Management and Finance Committee. All members of the Audit Committee, the Personnel and Compensation Committee and the Nomination, Governance and Public Affairs Committee shall meet the independence criteria, as determined by the Board, set forth in the NYSE corporate governance rules, and all other applicable laws, rules or regulations regarding director independence. Committee members shall be appointed by the Board upon recommendation of the Nomination, Governance and Public Affairs Committee, after consultation with the individual Directors. Committee chairs and members shall be rotated at the recommendation of the Nomination, Governance and Public Affairs Committee.

Each committee shall have its own written charter which shall comply with the applicable NYSE corporate governance rules, and other applicable laws, rules and regulations. The charters shall set forth the mission and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and reporting to the Board.

The Chair of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee's charter. The Chair of each committee, in consultation with the appropriate members of the committee and senior management, shall develop the committee's agenda. At the beginning of the year, each committee shall establish a schedule of major topics to be discussed during the year (to the degree these can be foreseen). The agenda for each committee meeting shall be furnished to all Directors in advance of the meeting, and each independent Director may attend any meeting of any committee, whether or not he or she is a member of that committee.

The Board and each committee shall have the power to hire and fire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of senior management of the Company in advance.

The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

**Evaluation of Board Performance**

The Nomination, Governance and Public Affairs Committee shall conduct an annual review of Board performance, in accordance with guidelines recommended by the Committee and approved by the Board. This review shall include an overview of the talent base of the Board as a whole as well as an individual assessment of each outside Director's qualification as independent under the NYSE corporate governance rules and all other applicable laws, rules and regulations regarding director independence; consideration of any changes in a Director's responsibilities that may have occurred since the Director was first elected to the Board; and such other factors as may be determined by the Committee to be appropriate for review. Each of the standing committees (except the Executive Committee) shall conduct an annual evaluation of its own performance as provided in its charter. The results of the Board and committee evaluations shall be summarized and presented to the Board.

**Attendance at Meetings**

Directors are expected to attend the Company's Annual Meeting of Stockholders, Board meetings and meetings of committees on which they serve, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Information and materials that are important to the Board's understanding of the business to be conducted at a Board or committee meeting should be distributed to the Directors prior to the meeting, in order to provide time for review. The Chairman should establish a calendar of standard agenda items to be discussed at each meeting scheduled to be held over the course of the ensuing year, and, together with the Lead Director, if any, shall establish the agenda for each Board meeting. Any Board member may suggest items for inclusion on the agenda or may raise subjects that are not on the agenda for that meeting.

**Executive Sessions**

The non-management Directors shall meet in executive session at each regularly scheduled Board meeting, and the independent Directors shall meet in executive session at least once during each calendar year. The Chairman shall preside at these executive sessions, unless he or she is an Executive Chairman, in which case the Lead Director or, if the Company does not have a Lead Director, an independent Director shall preside.

**Annual Strategic Review**

The Board shall review the Company's long-term strategic plans and the principal issues that it expects the Company may face in the future during, or in conjunction with, at least one Board meeting each year.

### Communications

The Board believes that senior management speaks for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, at the request of the Board or senior management.

Stockholders or other interested parties who wish to communicate with a member or members of the board of directors, including the Chairman or the non-management directors as a group, may do so by addressing their correspondence to the board member or members, c/o the Corporate Secretary, Citigroup Inc., 399 Park Avenue, New York, NY 10043. The board of directors has approved a process pursuant to which the office of the Corporate Secretary will review and forward correspondence to the appropriate person or persons for response.

### Director Access to Senior Management

Directors shall have full and free access to senior management. Directors are requested to arrange such meetings through the Corporate Secretary. The Board welcomes regular attendance at each Board meeting by senior management of the Company. If the CEO wishes to have additional Company personnel attendees on a regular basis, this suggestion should be brought to the Board for approval.

### Director Compensation

The form and amount of director compensation is determined by the Board based upon the recommendation of the Nomination, Governance and Public Affairs Committee. The Nomination, Governance and Public Affairs Committee shall conduct an annual review of director compensation. Directors who are employees of the Company shall not receive any compensation for their services as Directors. Directors who are not employees of the Company may not enter into any consulting arrangements with the Company without the prior approval of the Nomination, Governance and Public Affairs Committee. Directors who serve on the Audit Committee shall not directly or indirectly provide or receive compensation for providing accounting, consulting, legal, investment banking or financial advisory services to the Company.

### Charitable Contributions

If a Director, or an Immediate Family Member of a Director (see page 16 for definition) who shares the Director's household, serves as a director, trustee or executive officer of a foundation, university or other non-profit organization ("Charitable Organization") and such Charitable Organization receives contributions from the Company and/or the Citi Foundation, such contributions will be reported to the Nomination, Governance and Public Affairs Committee at least annually.

In addition, the Company shall disclose in its proxy statement whether the aggregate contributions of the Company and the Citi Foundation to any Charitable Organization in which any independent Director serves as an executive officer exceed the greater of $1 million or 2% of such Charitable Organization's consolidated gross revenue for any single fiscal year within the preceding three years.

**Director Orientation and Continuing Education**

The Company shall provide an orientation program for new Directors which shall include presentations by senior management on the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its Code of Conduct, its management structure and Executive Officers and its internal and independent auditors. The orientation program may also include visits to certain of the Company's significant facilities, to the extent practical. The Company shall also make available continuing education programs for all members of the Board. All Directors are invited to participate in the orientation and continuing education programs.

**CEO Performance**

The Personnel and Compensation Committee shall conduct an annual review of the CEO's performance, as set forth in its charter. The Board of Directors shall review the Personnel and Compensation Committee's report in order to ensure that the CEO is providing the best leadership for the Company in the long and short term.

**Succession Planning**

The Nomination, Governance and Public Affairs Committee shall make an annual report to the Board on succession planning. The entire Board shall work with the Nomination, Governance and Public Affairs Committee to evaluate potential successors to the CEO. The CEO shall meet periodically with the Nomination, Governance and Public Affairs Committee in order to make available his or her recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.

**Code of Conduct and Code of Ethics for Financial Professionals**

The Company has adopted a Code of Conduct and other internal policies and guidelines designed to support the mission statement set forth above and to comply with the laws, rules and regulations that govern the Company's business operations. The Code of Conduct applies to all employees of the Company and its subsidiaries, as well as to Directors, temporary workers and other independent contractors and consultants when engaged by or otherwise representing the Company and its interests. In addition, the Company has adopted a Code of Ethics for Financial Professionals, which applies to the principal executive officers of the Company and its reporting subsidiaries and all professionals worldwide serving in a finance, accounting, treasury, tax or investor relations role. The Nomination, Governance and Public Affairs Committee shall receive reports regarding compliance with the Code of Conduct, the Code of Ethics for Financial Professionals and other internal policies and guidelines.

**Recoupment of Unearned Compensation and Other Recoupment Rights**

If the Board learns of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, it shall take such action as it deems necessary to remedy the misconduct, prevent its recurrence and, if appropriate, based on all relevant facts and circumstances, punish the wrongdoer in a manner it deems appropriate. In determining what remedies to pursue, the Board shall take into account all relevant factors, including whether the restatement was the result of negligent, intentional or gross misconduct. The Board will, to the full extent permitted by governing law, in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to an Executive Officer or effect the cancellation of unvested restricted or deferred stock awards previously granted to the Executive Officer if: a) the amount of the bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of a restatement, b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement, and c) the amount of the bonus or incentive compensation that would have been awarded to the executive had the financial results been properly reported would have been lower than the amount actually awarded. In addition, the Board could dismiss the Executive Officer, authorize legal action for breach of fiduciary duty or take such other action to enforce the executive's obligations to Citigroup as may fit the facts surrounding the particular case. The Board may, in determining the appropriate punishment factor take into account penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities. The Board's power to determine the appropriate punishment for the wrongdoer is in addition to, and not in replacement of, remedies imposed by such entities.

In accordance with regulatory requirements and developing best practices, the Company has adopted a number of additional requirements for the recoupment of compensation from certain employees in specified circumstances. The Company may adopt additional such provisions in the future or amend existing requirements as required by law or regulation or in accordance with best practices. A description of each such material requirement will appear in the Company's annual Proxy Statement in the Compensation Discussion and Analysis.

For the purposes of this Guideline, "Executive Officer" means any officer who has been designated an executive officer by the Board.

**Insider Transactions**

The Company does not generally purchase Company common stock from employees (except in connection with the routine administration of employee stock option and other equity compensation programs). Directors and Executive Officers may not trade shares of Company common stock during an administrative "blackout" period affecting the Company's 401(k) plan or pension plan pursuant to which a majority of the Company's employees are restricted from trading shares of Company common stock or transferring funds into or out of the Company common stock fund, subject to any legal or regulatory restrictions and the terms of the Company's Personal Trading Policy. Directors and Executive Officers may not enter into hedging transactions in respect of the Company's common stock or other securities issued by the Company ("Citi Securities"), including securities granted by the Company to the Director or Executive Officer as part of his or her compensation and securities purchased or acquired by the Director or Executive Officer in a non-compensatory transaction. Hedges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the hedge be eliminated.

**Stock Options**

The Company prohibits the repricing of stock options. All new equity compensation plans and material revisions to such plans shall be submitted to stockholders for approval.

**Financial Services**

To the extent ordinary course services, including brokerage services, banking services, loans, insurance services and other financial services, provided by the Company to any Director or Immediate Family Member of a Director, are not otherwise specifically prohibited under these Corporate Governance Guidelines or other policies of the Company, or by law or regulation, such services shall be provided on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates.

**Personal Loans**

Personal loans may be made or maintained by the Company to a Director or an Executive Officer (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934), or an Immediate Family Member who shares such person's household, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to the public, and is on market terms, or terms that are no more favorable than those offered to the general public; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002 and Regulation O of the Board of Governors of the Federal Reserve; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Directors and Executive Officers may not pledge Citi Securities (as defined in Insider Transactions) as collateral for a loan, either from the Company or from an unaffiliated lender. Pledges of Citi Securities in existence at the time a person becomes a Director or an Executive Officer will be reviewed by the Nomination, Governance and Public Affairs Committee, which may direct that the pledge be eliminated.

**Investments/Transactions**

All Related Party Transactions (see page 16 for definition) shall comply with the procedures outlined in the Company's Policy on Related Party Transactions. Transactions (i) involving a Director (or an Immediate Family Member of a Director) or, (ii) if equal to or in excess of $50 million and involving an Executive Officer (or an Immediate Family Member of an Executive Officer) shall require the approval of the Nomination, Governance and Public Affairs Committee of the Board. Transactions involving an Executive Officer (or an Immediate Family Member of an Executive Officer) valued at less than $50 million shall require the approval of the Transaction Review Committee.

The Company, its Executive Officers and any Immediate Family Member who shares an Executive Officer's household, individually or in combination, shall not make any investment in a partnership or other privately held entity in which a Director is a principal or in a publicly traded company in which a Director owns or controls more than a 10% interest.

Except as otherwise provided by this section, a Director or Immediate Family Member of a Director may participate in ordinary course investment opportunities or partnerships offered or sponsored by the Company only on substantially similar terms as those for comparable transactions with similarly situated non-affiliated persons.

Executive Officers and Immediate Family Members who share an Executive Officer's household may not invest in partnerships or other investment opportunities sponsored, or otherwise made available, by the Company unless their participation is approved in accordance with these Guidelines. Such approval shall not be required if the investment opportunity: (i) is offered to qualified employees and investment by Executive Officers is approved by the Personnel and Compensation Committee; (ii) is made available to an Executive Officer actively involved in a business unit, the principal activity of which is to make such investments on behalf of the Company, and is offered pursuant to a co-investment plan approved by the Personnel and Compensation Committee; or (iii) is offered to Executive Officers on the same terms as those offered to qualified persons who are not employees of the Company.

Except with the approval of the Nomination, Governance and Public Affairs Committee, no Director or Executive Officer may invest in a third-party entity if the investment opportunity is made available to him or her as a result of such individual's status as, respectively, a Director or an Executive Officer of the Company.

No Director or Immediate Family Member who shares a Director's household shall receive an IPO allocation from a broker/dealer, including broker/dealers not affiliated with the Company.

**Indemnification**

The Company provides reasonable directors' and officers' liability insurance for the Directors and shall indemnify the Directors to the fullest extent permitted by law and the Company's certificate of incorporation and by-laws.

**Amendments**

The Board may amend these Corporate Governance Guidelines, or grant waivers in exceptional circumstances, provided that any such modification or waiver may not be a violation of any applicable law, rule or regulation and further provided that any such modification or waiver is appropriately disclosed.

## Exhibit "A" To Corporate Governance Guidelines
## Director Independence Standards

### Introduction

A Director shall qualify as independent for purposes of service on the Board of the Company and its committees if the Board has determined that the Director has no material relationship with the Company, either directly or as an officer, partner or employee of an organization that has a relationship with the Company. A Director shall be deemed to have no material relationship with the Company and will qualify as independent provided that (a) the Director meets the Director Independence Standards set forth below and (b) if there exists any relationship or transaction of a type not specifically mentioned in the Director Independence Standards, the Board, taking into account all relevant facts and circumstances, determines that the existence of such other relationship or transaction is not material and would not impair the Director's exercise of independent judgment.

These Director Independence Standards have been drafted to incorporate the independence requirements contained in the NYSE corporate governance rules and all other applicable laws, rules and regulations in effect from time to time and are intended to supplement the provisions contained in the Corporate Governance Guidelines. A fundamental premise of the Director Independence Standards is that any permitted transactions between the Company (including its subsidiaries and affiliates) and a Director, any Immediate Family Member of a Director or their respective Primary Business Affiliations (see page 16 for definition) shall be on arms-length, market terms.

### Independence Standards

To be considered independent, a Director must meet the following categorical standards.

<u>Advisory, Consulting and Employment Arrangements</u>

During any 12 month period within the last three years, neither a Director nor any Immediate Family Member of a Director shall have received from the Company, directly or indirectly, any compensation, fees or benefits in an amount greater than $120,000, other than amounts paid (a) pursuant to the Company's Amended and Restated Compensation Plan for Non-Employee Directors or (b) to an Immediate Family Member of a Director who is a non-executive employee of the Company or another entity.

In addition, no member of the Audit Committee, nor any Immediate Family Member who shares such individual's household, nor any entity in which an Audit Committee member is a partner, member or Executive Officer shall, within the last three years, have received any payment for accounting, consulting, legal, investment banking or financial advisory services provided to the Company.

Business Relationships

All business relationships, lending relationships, deposit and other banking relationships between the Company and a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director must be made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non-affiliated persons.

In addition, the aggregate amount of payments for property or services in any of the last three fiscal years by the Company to, and to the Company from, any company of which a Director is an Executive Officer or employee or where an Immediate Family Member of a Director is an Executive Officer, must not exceed the greater of $1 million or 2% of such other company's consolidated gross revenues in any single fiscal year.

Loans may be made or maintained by the Company to a Director's Primary Business Affiliation or the Primary Business Affiliation of an Immediate Family Member of a Director, only if the loan: (a) is made in the ordinary course of business of the Company or one of its subsidiaries, is of a type that is generally made available to other customers, and is on market terms, or terms that are no more favorable than those offered to other customers; (b) complies with applicable law, including the Sarbanes-Oxley Act of 2002, Regulation O of the Board of Governors of the Federal Reserve, and the Federal Deposit Insurance Corporation (FDIC) Guidelines; (c) when made does not involve more than the normal risk of collectibility or present other unfavorable features; and (d) is not classified by the Company as Substandard (II) or worse, as defined by the Office of the Comptroller of the Currency (OCC) in its "Rating Credit Risk" Comptroller's Handbook.

Charitable Contributions

Annual contributions in any of the last three calendar years from the Company and/or the Citi Foundation to a Charitable Organization of which a Director, or an Immediate Family Member who shares the Director's household, serves as a director, trustee or executive officer (other than the Citigroup Foundation and other Charitable Organizations sponsored by the Company) may not exceed the greater of $250,000 or 10% of the Charitable Organization's annual consolidated gross revenue.

Employment/Affiliations

A Director shall not:

(i) be or have been an employee of the Company within the last three years;

(ii) be part of, or within the past three years have been part of, an interlocking directorate in which a current Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed the Director as an Executive Officer; or

(iii) be or have been affiliated with or employed by (a) the Company's present or former primary outside auditor or (b) any other outside auditor of the Company and personally worked on the Company's audit, in each case within the three-year period following the auditing relationship.

A Director may not have an Immediate Family Member who:

(i) is an Executive Officer of the Company or has been within the last three years;

(ii) is, or within the past three years has been, part of an interlocking directorate in which a current Executive Officer of the Company serves or has served on the compensation committee of a company that concurrently employs or employed such Immediate Family Member as an Executive Officer; or

(iii) (A) is a current partner of the Company's outside auditor, or a current employee of the Company's outside auditor and personally works on the Company's audit, or (B) was within the last three years (but is no longer) a partner of or employed by the Company's outside auditor and personally worked on the Company's audit within that time.

**Immaterial Relationships and Transactions**

The Board may determine that a Director is independent notwithstanding the existence of an immaterial relationship or transaction between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations, provided the Company's Proxy Statement includes a specific description of such relationship as well as the basis for the Board's determination that such relationship does not preclude a determination that the Director is independent. Relationships or transactions between the Company and (i) the Director, (ii) an Immediate Family Member of the Director or (iii) the Director's or Immediate Family Member's business or charitable affiliations that comply with the

Corporate Governance Guidelines, including but not limited to the Director Independence Standards that are part of the Corporate Governance Guidelines and the sections titled Financial Services, Personal Loans and Investments/Transactions, are deemed to be categorically immaterial and do not require disclosure in the Proxy Statement (unless such relationship or transaction is required to be disclosed pursuant to Item 404 of SEC Regulation S-K).

**Definitions**

For purposes of these Corporate Governance Guidelines, (i) the term "Immediate Family Member" means a Director's or Executive Officer's (designated as such pursuant to Section 16 of the Securities Exchange Act of 1934) spouse, parents, step-parents, children, step-children, siblings, mother- and father-in law, sons- and daughters-in-law, and brothers and sisters-in-law and any person (other than a tenant or domestic employee) who shares the Director's household; (ii) the term "Primary Business Affiliation" means an entity of which the Director or Executive Officer, or an Immediate Family Member of such a person, is an officer, partner or employee or in which the Director, Executive Officer or Immediate Family Member owns directly or indirectly at least a 5% equity interest; and (iii) the term "Related Party Transaction" means any financial transaction, arrangement or relationship in which (a) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, (b) the Company is a participant, and (c) any Related Person (any Director, any Executive Officer of the Company, any nominee for director, any shareholder owning in excess of 5% of the total equity of the Company, and any Immediate Family Member of any such person) has or will have a direct or indirect material interest.